

June 17, 2013

Via E-mail
Brian Storms, CEO
Liquid Holdings Group, LLC
800 Third Avenue, 39th Floor
New York, NY 10022

> **Re:** **Liquid Holdings Group, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 31, 2013**
> **File No. 333-187859**

Dear Mr. Storms:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated May 24, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share Based Compensation, page 72

1. We are considering your response to prior comment 3. You state that "no valuation reports were conducted to support these fair values." However, in your introductory paragraph you disclose that "consideration [was] given in certain cases to valuation analyses performed by an unrelated third party specialist." Please reconcile these two statements and revise your disclosures to clarify. In addition, revise your introductory paragraph to describe clearly how you assigned fair value to shares of common stock. That is, you should clearly indicate that you used the arms-length transactions to estimate the fair value of your shares of common stock. This disclosure should be similar to that provided in your response. You should also disclose why you were not able to obtain valuation reports to assist in estimating the fair value.

2. We note that you have identified the arms-length transactions for 2012 but not for 2013. Also, it appears that the proceeds received for your February 1, 2013 arms-length transaction should be $1,500,000 not $150,000. Revise accordingly.

3. Tell us why you use the February 1, 2013 transaction to establish fair value for your grants and issuances during May 2013. Tell us whether the valuations used to support the recoverability of your intangible assets could be used to estimate the fair value of your shares of common stock for the May 2013 grants.

Financial Statements

Liquid Holdings Group, LLC and Subsidiaries

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation

Organization, page F-11

4.   We are considering your response to prior comment 5. In this regard, the information provided in Appendix A of your letter dated April 11, 2013 depicts ownership of each individual entity, rather than focusing on the changes in units owned by each member. Please provide the interest held in Liquid Holdings Group for each shareholder or member before and after each entity is acquired. For example, you might consider a columnar format that begins at January 24, 2012 and chronologically sets forth the date, a description of the transaction and the number of units added or subtracted from each member's holdings. Provide this analysis for GMA and Centurion only.

Note 3 – Fair Value Measurements Level 3 Fair Value Measurements Using Significant Unobservable Inputs, page F-21

5.   We note your response to prior comment 6. Please clarify your statement that "the development and software expenses are not reflected on GMA's financial statements because they lacked a sufficient audit trail." Indicate the time period for which this lack of an audit trail existed. In this regard, tell us whether any of these periods are included in the financial statements included in this filing. If so, tell us why you believe that those financial statements are in accordance with GAAP.

6.   We note your response to prior comment 7. Please clarify your statement that the four factors and assumptions are also the basis for projecting cash flows. Explain how your assessment policy complies with ASC 360-10-35-31, 35-32 and 35-33. Tell us how you considered the revenue earned to date compared to your project revenue to be earned over the remaining useful life of the asset in concluding that no impairment is necessary as of March 31, 2013. Further, given the significant dependence on related parties, please explain how you measure "acceptance of the software in the marketplace" when less than 15% of your revenue is from unrelated customers. In addition, your critical accounting policies should include a description of this known uncertainty (i.e., impairment) in greater detail. Include a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding this uncertainty should provide specifics to the extent possible (e.g., significant increase in market acceptance) and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Note 5 – Founders' Contributions, Business Combinations and Asset Acquisitions

Business Combinations
LTI, LLC, page F-32

7.   We note your response to prior comment 9. Explain in greater detail why LTI, LLC
       qualifies as a development stage entity. It appears that this entity is solely a funding
       vehicle without any employees. Explain why funding other companies represents an
       output. Describe what the goodwill recognized from this acquisition represents. In
       addition, explain why this goodwill was allocated to the technology reporting unit as
       stated in your response to prior comment 10.

Note 6 – Goodwill and Other Intangible Assets

Goodwill, page F-34

8.   We note from your response to prior comment 10 that for purposes of accounting for
       goodwill that you have determined that you have two reporting units: technology and
       financing. Please tell us, and consider disclosing, the total amount of goodwill assigned
       to each reporting unit as of each period reported. Refer to ASC 350-20-35-42 and 43.
       Provide us with all of the activity since inception in each reporting unit including the
       identification of the acquisition assigned to each unit. In addition, tell us whether each
       reporting unit would qualify as a reportable operating segment. We refer you to ASC
       280-10-50-1. Further, tell us whether the cessation of the over-the-counter brokerage
       operations should be reported as a discontinued operation. That is, tell us whether this
       operation is a component of an entity as defined in ASC 205-20-45-1.

Note 16 - Pro Forma Disclosures (unaudited), page F-47

9.   Explain why the pro forma adjustment results in an increase to goodwill. In this respect,
       we note your disclosure within your business combination footnote that goodwill is not
       tax deductible. We refer you to ASC 740-10-25-3d.

Recent Sales of Unregistered Securities

Other Common Unit Issuances, page II-3

10.   We note your response to prior comment 14. Please advise us if Centurion Consulting is
       registered as a broker-dealer or associated with a registered broker-dealer. If it is not,
       provide us with a reasonably detailed description of its current and recent business
       activities. In particular, tell us whether it received transaction-based compensation in
       connection with its participation in the issuance of securities during the past two years
       and, if so, provide a summary of such activities.

Exhibits

11.   We note your response to prior comment 15. Several of the agreements that you have
        filed as exhibits in accordance with Item 601(b)(2) of Regulation S-K refer to terms that
        are only defined in the Limited Liability Company Agreement of Liquid Holdings Group,
        LLC (the "LLC agreement"). In order to fully understand those other material
        agreements, it appears investors should have access to the LLC Agreement. Please file
        that agreement as an exhibit or advise.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen G.
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

                                                    Sincerely,

                                                    /s/ Mark P. Shuman

                                                    Mark P. Shuman
                                                    Branch Chief - Legal

cc: Via E-mail
        Glenn R. Pollner, Esq.
        Gibson, Dunn & Crutcher LLP